UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 23, 2023

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Collection Drop 004 Underlying Asset Sale
On June 23, 2023, Series Collection Drop 004, a series of Otis Collection LLC, a Delaware series limited liability company (the “Company”), completed the sales of all assets of such series, a collection of two non-fungible tokens by Grimes titled Newborn 1 and Newborn 3, for $1,039 total net of platform fees (as further detailed in the table below) versus the Series Collection Drop 004 offering amount of $6,400. In connection with the sale, Otis Wealth, Inc. (the “Manager”) will assume any remaining outstanding but unpaid Series Collection Drop 004 acquisition, offering and operating expenses. This will result in a net loss to holders of interests in Series Collection Drop 004.

Number	Edition	Sale Date	Purchase Amount	Sale Amount
#38/100	Newborn 1	11/10/22	$3,838	$371
#92/100	Newborn 1	06/20/23	999	127
#10/100	Newborn 3	06/21/23	750	159
#50/100	Newborn 1	06/23/23	769	127
#52/100	Newborn 3	06/23/23	2,250	127
#92/100	Newborn 3	06/23/22	$999	$127

The Manager, as the manager of Series Collection Drop 004, has been appointed as liquidator and will distribute to holders of interests in Series Collection Drop 004 all of the remaining assets (which consist only of cash) of Series Collection Drop 004, after making provision for liabilities of Series Collection Drop 004, if any. After making such distribution, the Manager intends to begin winding up Series Collection Drop 004 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of interests in Series Collection Drop 004.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2023	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director